# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Freshworks Inc., CIK 0001544522
CUSIP: 358054104
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 2950 S. DELAWARE ST., SUITE 201, San Mateo, California (CA), 94403
Date of event which requires filing of this statement: 01/27/2025
Filed by CIK 0001657088
Persons authorized to receive notices and communications: Hemant Parsenora, 6th Floor, Two Tribeca, Tribeca Central, Trianon, Mauritius (O4), 72261, 230-467-5123; Benjamin R. Pedersen, Debevoise & Plimpton LLP, 66 Hudson Boulevard East, New York, New York (NY), 10001, 212-909-6121

## Reporting persons
- Peak XV Partners V Ltd. (CIK 0001657088): type of reporting person: other (OO); citizenship or place of organization: Mauritius (O4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 9,627,136; sole dispositive power 0; shared dispositive power 9,627,136; aggregate amount beneficially owned 9,627,136 (4.1% of the class)
- Peak XV Partners Investments V (CIK 0001866573): type of reporting person: other (OO); citizenship or place of organization: Mauritius (O4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 9,627,136; sole dispositive power 0; shared dispositive power 9,627,136; aggregate amount beneficially owned 9,627,136 (4.1% of the class)
- Peak XV Partners Principals Fund V LTD (CIK 0001657029): type of reporting person: other (OO); citizenship or place of organization: Mauritius (O4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 9,627,136; sole dispositive power 0; shared dispositive power 9,627,136; aggregate amount beneficially owned 9,627,136 (4.1% of the class)
- Peak XV Partners Management V Ltd. (CIK 0002035614): type of reporting person: other (OO); citizenship or place of organization: Mauritius (O4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 9,627,136; sole dispositive power 0; shared dispositive power 9,627,136; aggregate amount beneficially owned 9,627,136 (4.1% of the class)
- Peak XV Partners Growth Investments III-1 (CIK 0001919552): type of reporting person: other (OO); citizenship or place of organization: Mauritius (O4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 2,077,417; sole dispositive power 0; shared dispositive power 2,077,417; aggregate amount beneficially owned 2,077,417 (0.9% of the class)
- Peak XV Partners Growth Fund III Ltd. (CIK 0001815343): type of reporting person: other (OO); citizenship or place of organization: Mauritius (O4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 2,077,417; sole dispositive power 0; shared dispositive power 2,077,417; aggregate amount beneficially owned 2,077,417 (0.9% of the class)
- Peak XV Partners Principals Growth Fund III Ltd. (CIK 0001821805): type of reporting person: other (OO); citizenship or place of organization: Mauritius (O4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 2,077,417; sole dispositive power 0; shared dispositive power 2,077,417; aggregate amount beneficially owned 2,077,417 (0.9% of the class)
- Peak XV GF Management III Ltd.: type of reporting person: other (OO); citizenship or place of organization: Mauritius (O4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 2,077,417; sole dispositive power 0; shared dispositive power 2,077,417; aggregate amount beneficially owned 2,077,417 (0.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Name of issuer: Freshworks Inc.
Address of issuer's principal executive offices: 2950 S. DELAWARE ST., SUITE 201, San Mateo, California (CA), 94403
Comment: Except as set forth in this Amendment No. 3 (this "Amendment"), the initial Schedule 13D, filed on March 21, 2022, as amended by Amendment No. 1, filed on November 14, 2022 and Amendment No. 2, filed on July 27, 2023 (the "Statement"), remains in effect, and capitalized terms used herein but not defined herein have such respective meanings, as defined in the Statement. The information set forth in response to the Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits to the Statement is expressly incorporated herein by reference and the response to each Item of the Statement, including as amended herein, is qualified in its entirety by the provisions of such Exhibits. The Statement was originally filed by SC US (TTGP), Ltd. (CIK 0001607841) (the "Original Filer"). As a result of certain transactions which were completed on June 6, 2023, the Original Filer is no longer an affiliated entity of the Reporting Persons, as previously reported. Due to the new Schedule 13 filing requirements, the Reporting Persons cannot file this Amendment as an amendment to the Statement and are required to make a new Schedule 13D filing. Unless context otherwise requires, all references to the Statement herein are intended to refer to the Schedule 13D filed on March 21, 2022, as previously amended from time to time.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Statement is hereby amended and restated in its entirety as follows:

This Statement is being jointly filed by the following persons (each a "Reporting Person" and collectively, the "Reporting Persons"): (i) Peak XV Partners Investments V, a Mauritius limited life company ("Peak Investments V"); (ii) Peak XV Partners V Ltd., a Mauritius limited life company ("Peak V") ; (iii) Peak XV Partners Principals Fund V LTD, a Mauritius limited life company ("Peak Principals Fund V"); (iv) Peak XV Partners Management V Ltd., a Mauritius limited life company ("Peak Management V"); (v) Peak XV Partners Growth Investments III-1 ("Peak Growth III-1"), a Mauritius limited life company; (vi) Peak XV Partners Growth Fund III Ltd., a Mauritius limited life company ("Peak Growth III"); (vii) Peak XV Partners Principals Growth Fund III Ltd., a Mauritius limited life company ("Peak Principals Growth III") and (viii) Peak XV GF Management III Ltd ("Peak GF Management"). The agreement among the Reporting Persons relating to the joint filing of this Statement is attached to this Statement as Exhibit 99.1.

Based on the transactions described herein, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. Each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually has voting or dispositive power with respect to such securities.
Residence or business address: The business address of the Reporting Persons is 6th Floor, Two Tribeca, Tribeca Central Trianon 72261, Mauritius..
Present principal occupation or employment: The principal occupation or employment of Peak Investments V and Peak Growth III-1 is to acquire, hold and dispose of interests in various companies for investment purposes and to take all actions incident thereto. The principal occupation or employment of each of Peak V, Peak Principals Fund V, Peak Growth III and Peak Principals Growth III is to operate as closed-end funds regulated by the Mauritius Financial Services Commission. The principal occupation of each Peak Management V and Peak GF Management is the management of investment funds.
Criminal convictions in the last five years: During the last five years, no Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or other minor offenses.
Civil proceedings (securities laws) in the last five years: During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Persons are each are organized under the laws of Mauritius.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 3 of the Statement is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and supplemented by adding the following at the end thereof:

On December 9, 2024, the Reporting Persons completed a sale of an aggregate of 75,765 shares of Class A Common Stock at a price per share ranging from $17.0000 to $17.4500 at a weighted average price per share of $17.1596 through open market sales.

On December 10, 2024, the Reporting Persons completed a sale of an aggregate of 570,600 shares of Class A Common Stock at a price per share ranging from $17.0000 to $17.1400 at a weighted average price per share of $17.0027 through open market sales.

On December 11, 2024, the Reporting Persons completed a sale of an aggregate of 212,297 shares of Class A Common Stock at a price per share ranging from $17.0000 to $17.2200 at a weighted average price per share of $17.0974 through open market sales.

On December 16, 2024, the Reporting Persons completed a sale of an aggregate of 42,447 shares of Class A Common Stock at a price per share ranging from $17.0000 to $17.0700 at a weighted average price per share of $17.0234 through open market sales.

On December 17, 2024, the Reporting Persons completed a sale of an aggregate of 112,877 shares of Class A Common Stock at a price per share ranging from $17.0000 to $17.3200 at a weighted average price per share of $17.0653 through open market sales.

On January 17, 2025, the Reporting Persons completed a sale of an aggregate of 158,987 shares of Class A Common Stock at a price per share ranging from $17.270 to $17.490 at a weighted average price per share of $17.380 through open market sales.

On January 21, 2025, the Reporting Persons completed a sale of an aggregate of 294,091 shares of Class A Common Stock at a price per share ranging from $17.000 to $17.470 at a weighted average price per share of $17.284 through open market sales.

On January 22, 2025, the Reporting Persons completed a sale of an aggregate of 223,831 shares of Class A Common Stock at a price per share ranging from $17.100 to $17.470 at a weighted average price per share of $17.261 through open market sales.

On January 23, 2025, the Reporting Persons completed a sale of an aggregate of 294,431 shares of Class A Common Stock at a price per share ranging from $17.070 to $18.045 at a weighted average price per share of $17.690 through open market sales.

On January 24, 2025, the Reporting Persons completed a sale of an aggregate of 326,508 shares of Class A Common Stock at a price per share ranging from $18.045 to $18.400 at a weighted average price per share of $18.257 through open market sales.

On January 27, 2025, the Reporting Persons completed a sale of an aggregate of 349,132 shares of Class A Common Stock at a price per share ranging from $17.7768 to $18.7631 at a weighted average price per share of $18.2574 through open market sales.

On January 27, 2025, the Reporting Persons completed a sale of an aggregate of 113,294 shares of Class A Common Stock at a price per share ranging from $18.7899 to $19.1400 at a weighted average price per share of $18.8803 through open market sales.

On January 28, 2025, the Reporting Persons completed a sale of an aggregate of 97,657 shares of Class A Common Stock at a price per share ranging from $18.0300 to $19.0300 at a weighted average price per share of $18.5737 through open market sales.

On January 28, 2025, the Reporting Persons completed a sale of an aggregate of 54,222 shares of Class A Common Stock at a price per share ranging from $19.0400 to $19.2000 at a weighted average price per share of $19.1016 through open market sales.

The Reporting Persons undertake to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of shares of Class A Common Stock sold at each price.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Statement is hereby amended and restated in its entirety as follows:

The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

References to percentage ownerships of Class A Common Stock in this Statement are based upon the 232,984,740 shares of Class A Common Stock stated to be outstanding as of November 1, 2024, as reported in the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2024. The Reporting Persons may be deemed to beneficially own an aggregate of 11,704,553 shares of Class A Common Stock which constitutes approximately 5.0% of the Company's Class A Common Stock, calculated in accordance with Rule 13d-3 under the Act. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.

Peak Investments V beneficially owns 9,627,136 shares of Class A Common Stock, which represents approximately 4.1% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

Peak V and Peak Principals Fund V, as the sole shareholders of Peak Investments V, may be deemed to beneficially own 9,627,136 shares of Class A Common Stock, which represents approximately 4.1% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

Peak Management V, as the sole Class B shareholder of each of Peak V and Peak Principals Fund V, may be deemed to beneficially own 9,627,136 shares of Class A Common Stock, which represents approximately 4.1% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

Peak Growth III-1 beneficially owns 2,077,417 shares of Class A Common Stock, which represents approximately 0.9% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

Peak Growth III and Peak Principals Growth III, as the sole shareholders of Peak Growth III-1, may be deemed to beneficially own 2,077,417 shares of Class A Common Stock, which represents approximately 0.9% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

Peak GF Management, as the sole shareholder of each of Peak Growth III and Peak Principals Growth III, may be deemed to beneficially own 2,077,417 shares of Class A Common Stock, which represents approximately 0.9% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a "group" for purposes of Rule 13(d)(3) of the Act. Each Reporting Person expressly disclaims beneficial ownership of any securities
Number of shares as to which each person has sole or shared power to vote or dispose: The number of Class A Common Stock as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof. The information set forth in Item 2 is hereby incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Except as otherwise described in Item 4 of this Amendment, each of the Reporting Persons has not effected any transactions in the Class A Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 6 of the Statement is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1: Joint Filing Agreement dated as of January 29, 2025, by and among Peak Investments V, Peak V, Peak Principals Fund V, Peak Management V, Peak Growth III-1, Peak Growth III, Peak Principals Growth III and Peak GF Management

Exhibit 99.2: Seventh Amended and Restated Investors' Rights Agreement by and among Freshworks Inc. and certain of its stockholders, dated December 16, 2019 (incorporated by reference to the registration statement on Form S-1 (File No. 333-259118) filed by the Company with the Securities and Exchange Commission on August 27, 2021).

## Signatures
- Peak XV Partners V Ltd.: /s/ Dilshaad Rajabalee, Dilshaad Rajabalee, Authorized Signatory (01/29/2025)
- Peak XV Partners Investments V: By: Peak XV Partners V Ltd. and Peak XV Partners Principals Fund V LTD, its sole shareholders By: /s/ Dilshaad Rajabalee, Dilshaad Rajabalee, Authorized Signatory (01/29/2025)
- Peak XV Partners Principals Fund V LTD: /s/ Dilshaad Rajabalee, Dilshaad Rajabalee, Authorized Signatory (01/29/2025)
- Peak XV Partners Management V Ltd.: /s/ Kristee Bhurtun-Jokhoo, Kristee Bhurtun-Jokhoo, Authorized Signatory (01/29/2025)
- Peak XV Partners Growth Investments III-1: /s/ Hemant Parsenora, Hemant Parsenora, Authorized Signatory (01/29/2025)
- Peak XV Partners Growth Fund III Ltd.: /s/ Hemant Parsenora, Hemant Parsenora, Authorized Signatory (01/29/2025)
- Peak XV Partners Principals Growth Fund III Ltd.: /s/ Hemant Parsenora, Hemant Parsenora, Authorized Signatory (01/29/2025)
- Peak XV GF Management III Ltd.: /s/ Dilshaad Rajabalee, Dilshaad Rajabalee, Authorized Signatory (01/29/2025)